July 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Justin Dobbie

Re:	Genius Brands International, Inc. Registration Statement on Form S-1 Filed June 16, 2014 File No. 333-196813

Dear Mr. Dobbie,

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated July 2, 2014 (the "Comment Letter") relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Genius Brands International, Inc. (the “Company”).

General

1.	We note that you are registering the resale of a significant percentage of your issued and outstanding shares of common stock. Given that the selling shareholders purchased their shares in a private offering on May 14, 2014, it appears that this may be an indirect primary offering by the company. Please identify the selling shareholders as underwriters on the cover page and throughout (not “may be deemed underwriters”) and include a fixed sales price to the public for the duration of the offering. In addition, please make conforming changes throughout the prospectus. If you disagree, please provide us with a detailed analysis for determining that the offering is appropriately characterized as a secondary offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933.

Justin Dobbie

United States Securities and Exchange Commission

July 9, 2014

Response:

The proposed offering under the Registration Statement is not being conducted by or on behalf of the Company and is not considered an indirect primary offering by the Company. Additionally, none of the selling stockholders in the Registration Statement would be deemed a statutory underwriter as described in Section 2(a)(11) of the Securities Act of 1933, as amended (the "Act").

Section 2(a)( ll ) of the Act provides a definition of underwriter as "any person who has purchased from the issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security." This is a facts and circumstances determination that requires examination of the intention of the person in question at the time of the purchase, and is typically evidenced by certain practices, identified in the factors that form the elements of Rule 144 under the Act, that are absent in the case of any of the selling stockholders listed in the Registration Statement.

Following is our analysis:

•      The only sale by or on behalf of the issuer was the sale of securities on May 14, 2014 in a private placement pursuant to a securities purchase agreement with the investors (the "Investors"), which was exempt from registration pursuant to Sections 4(a)(2) and 4(6) of the Act and Rule 506 promulgated thereunder. That private placement constituted the primary offering by the Company.

•      The Investors made a $6.0 million investment in the Company. In exchange for the $6.0 million investment, the Investors received 6,000 shares of Series A Convertible Preferred Stock. Except for Andrew and Amy Heyward, the Investors' sole relationship with the Company then, as it is now, is as investors.

•      The Investors made an investment in the Company and they hold the risk of ownership and after the registration statement is declared effective, they will continue to bear the risk of ownership thereafter.

•      The registration of the common stock underlying the Series A Convertible Preferred Stock was a condition subsequent to funding, not a condition precedent. As a result, the Investors bear the risk that the Company would fail or be unable to register the securities. The risks being borne by the Investors are further evidence that this is not an offering by or on behalf of the Company. The Company has already received the proceeds of the sale of the securities to the Investors.

•     Other than Andrew and Amy Heyward, none of the investors who are included in the Registration Statement as Selling Shareholders has any control relationship with the Company and none has a right of board representation. As a result, none of such Investors have the ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and none of the Investors has special access to material non-public information concerning the Company. Andrew and Amy Heyward purchased only 100 shares of Series A Convertible Preferred Stock in the offering, representing just 1.6% of the total offering amount.

•      The sale by the Investors of their shares is not analogous to an offering by the Company. In a Company offering, other than pursuant to a firm commitment offering, the Company does not receive any proceeds from the sale of its securities until the proceeds from the sale of the minimum offering have been deposited into an escrow account and have cleared. The Investors made a cash investment, and the Company has received the proceeds from the sale of securities to the Investors. The Investors have a contractual right to have the Company's register the common stock underlying the Series A Convertible Preferred Stock, but the Company received the proceeds from the sale in May 2014.

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Justin Dobbie

United States Securities and Exchange Commission

July 9, 2014

•      The rights under a registration rights agreement cannot be equated with the actual registration of the common stock. It is not self-effecting and it does not automatically result in the registration statement being either filed or declared effective.

•      As of date the registration statement was filed, the Company had 6,383,269 shares issued and outstanding. The number of shares being registered in the prospectus represents approximately 33.3% of the total number of shares issued and outstanding, assuming full conversion of the Series A Convertible Preferred Stock. However, the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, filed with the Secretary of State of Nevada, contains certain beneficial ownership limitations which would restrict the issuance of shares of common stock to the Investor upon conversion if such issuance would cause such Investor to hold in excess of 9.99% of the Company's issued and outstanding common stock.

•      To the Company's knowledge, none of the Investors is in the business of underwriting securities and, as a factual matter, the Investors are not acting as a conduit for the Company. Rather the Investors purchased the securities for their own account.

The Company believes that the totality of the circumstances indicate that none of the Investors are acting as a conduit for the Company and thus are not statutory underwriters by their participation in the resale registration statement.

The Company hereby acknowledges the following:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Andrew Heyward
Andrew Heyward, Chief Executive Officer

cc: Tara Guarneri-Ferrara, Esq.

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